EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth certain information regarding the Company’s ratio of earnings to fixed charges. Fixed charges represent interest expense, a portion of rent expense representative of interest, trust-preferred securities expense, and amortization of debt issuance costs.

(In thousands, except ratio amounts)	Year ended December 31,

	2002	2001	2000 (1)	1999	1998

Fixed Charges:
Interest expense excluding deposits	$134,797	180,569	276,059	171,725	102,878
Interest portion of rental expense	15,943	15,929	13,346	13,426	11,095

Fixed charges excluding interest on deposits	150,740	196,498	289,405	185,151	113,973
Interest on deposits	285,980	461,587	546,746	446,124	356,029

Fixed charges including interest on deposits	$436,720	658,085	836,151	631,275	470,002

Earnings:
Income from continuing operations before income taxes (1)	$469,102	452,668	381,315	308,511	213,405
Fixed charges excluding interest on deposits	150,740	196,498	289,405	185,151	113,973

Earnings excluding interest on deposits	619,842	649,166	670,720	493,662	327,378
Interest on deposits	285,980	461,587	546,746	446,124	356,029

Earnings including interest on deposits	$905,822	1,110,753	1,217,466	939,786	683,407

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	4.11	3.30	2.32	2.67	2.87
Including interest on deposits	2.07	1.69	1.46	1.49	1.45

(1)      For the year 2000, earnings used in the calculation of the ratios excludes the impairment loss on First Security Corporation common stock of $96.9 million and merger-related expense of $41.5 million, mainly related to the terminated First Security Corporation merger. If these items are included in earnings for 2000, the Ratio of Earnings to Fixed Charges would be 1.84 excluding interest on deposits and 1.29 including interest on deposits.